UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share**

American Depositary Shares

(Title of Class of Securities)

53225G102***

(CUSIP Number)

Carina Foo

Company Secretary

Zall Smart Commerce Group Ltd.

Suite 2101, 21st Floor, Two Exchange Square

Central, Hong Kong

852-3153-5808

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Ning Zhang, Esq. Morgan, Lewis & Bockius LLP Beijing Kerry Centre South Tower, Suite 823 8th Floor, No. 1 Guang Hua Road, Chaoyang District Beijing, 100020	David A. Sirignano, Esq. Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, D.C. 20004

December 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading, but in connection with the registration of the American Depositary Shares, each representing two ordinary shares.

*** CUSIP Number of the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Development (HK) Holding Company Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 12,694,222

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 12,694,222

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,694,222

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 9.5%

14	Type of Reporting Person CO

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Cross-border E-commerce Investment Company Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 42,500,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 42,500,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,500,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 31.9%

14	Type of Reporting Person CO

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Development (BVI) Holding Company Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 55,194,222

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 55,194,222

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,194,222

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 41.4%

14	Type of Reporting Person CO

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Smart Commerce Group Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 55,194,222

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 55,194,222

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,194,222

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 41.4%

14	Type of Reporting Person HC

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Development Investment Company Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 55,194,222

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 55,194,222

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,194,222

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 41.4%

14	Type of Reporting Person CO

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Yan Zhi

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization People’s Republic of China (“PRC”)

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 55,194,222

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 55,194,222

11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,194,222

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 41.4%

14	Type of Reporting Person IN

CUSIP No. 53225G102	13D/A

Item 1.  Security and Issuer.

This Amendment No. 6 to the statement on Schedule 13D (this “Amendment”) relates to Ordinary Shares of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands (the “Issuer”).  Two Ordinary Shares of the Issuer are represented by one American depository share (“ADS”).  The Issuer’s principal executive offices are located at Tower 2, Area D, Diantong Square; No. 7 Jiuxianqiao North Road; Chaoyang District, Beijing 100015; PRC.

This Amendment supplements and amends the statement on Schedule 13D filed on April 1, 2016, amendment No. 1 filed thereto on October 21, 2016, amendment No. 2 filed thereto on March 30, 2017, amendment No. 3 filed thereto on May 9, 2017, amendment No. 4 filed on July 3, 2018, amendment No. 5 filed on November 13, 2018, and amendment No.6 filed on December 21, 2018 (as amended, the “Initial Statement”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statement.

Other than as amended by this Amendment, the disclosures in the Initial Statement are unchanged.  Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby amended and supplemented with the following:

Since December 20, 2018, Zall Development (HK) Holding Company Limited (“Purchaser”) acquired an aggregate of 4,212,502 Ordinary Shares represented by 2,106,251 ADSs on the open market using US$ 2,665,446.20 of cash on hand.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated with the following:

Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report that are held by other Reporting Persons, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a) See the information contained on the cover pages of this amended Statement on Schedule 13D, which is incorporated by reference. The percentage of Ordinary Stock reported as beneficially owned by each Reporting Person is based upon the 133,278,934 Ordinary Shares outstanding as of September 30, 2018 as reported in the Issuer’s unaudited condensed consolidated balance sheets filed with the U.S. Securities and Exchange Commission on a Form 6-K dated December 18, 2018.

(b) See the information contained on the cover pages of this amended Statement on Schedule 13D, which is incorporated by reference.

(c) Purchaser acquired an aggregate of 4,212,502 Ordinary Shares represented by 2,106,251 ADSs on the open market using cash on hand since December 20, 2018. Below is a table of the purchases.

Date	No. of ADSs	Average Unit Price	Price Range for Purchased ADS
12/26/2018	571,114	$1.3041	$1.303925 - $1.303925
12/24/2018	695,725	$1.2571	$1.257103 - $1.257103
12/21/2018	638,522	$1.2747	$1.2- $1.35
12/20/2018	200,890	$1.1553	$1.079 - $1.22

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 28, 2018

Zall Development (HK) Holdings Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Cross-border E-commerce Investment Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Development (BVI) Holding Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Smart Commerce Group Ltd.

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Development Investment Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

/s/ Yan Zhi
Name: Yan Zhi